                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                      AMENDMENT NO. 2 (FINAL AMENDMENT) TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 24)


                  CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)



                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           COLORADO CENTER, TOWER TWO
                   2000 SOUTH COLORADO BOULEVARD, SUITE 2-1000
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                             ----------------------



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                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation* $45,330,096.94            Amount of Filing Fee: $9,066.02
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 102,306.8 units of limited partnership interest of the subject partnership for $443.08 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid: $8,989.08         Filing Parties: AIMCO Properties, L.P.


Form or Registration No.: Schedule 14D-1  Date Filed:     November 17, 1999


                         (Continued on following pages)

CUSIP No.   NONE

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          AIMCO PROPERTIES, L.P.
          84-1275721

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          WC, BK

5.   (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e))                                                           [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7.   SOLE VOTING POWER

               --

     8.   SHARED VOTING POWER

               50,532.90

     9.   SOLE DISPOSITIVE POWER

               --

     10.  SHARED VOTING POWER

               50,532.90

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               50,532.90

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES        [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          Approximately 25.13%

14.  TYPE OF REPORTING PERSON

          PN

CUSIP No.   NONE

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          AIMCO-GP, INC.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          Not Applicable

5.   (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e))                                                           [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7.   SOLE VOTING POWER

               --

     8.   SHARED VOTING POWER

               50,532.90

     9.   SOLE DISPOSITIVE POWER

               --

     10.  SHARED VOTING POWER

               50,532.90

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               50,532.90

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES        [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          Approximately 25.13%

14.  TYPE OF REPORTING PERSON

          CO

CUSIP No.   NONE

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          APARTMENT INVESTMENT AND MANAGEMENT COMPANY
          84-129577

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          Not Applicable

5.   (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e))                                                           [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7.   SOLE VOTING POWER

               --

     8.   SHARED VOTING POWER

               112,470.90

     9.   SOLE DISPOSITIVE POWER

               --

     10.  SHARED VOTING POWER

               112,470.90

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               112,470.90

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES        [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          Approximately 55.94%

14.  TYPE OF REPORTING PERSON

                  CO



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       AMENDMENT NO. 2 TO SCHEDULE 14D-1/AMENDMENT NO. 24 TO SCHEDULE 13D


                  This Statement (the "Statement") constitutes (a) Amendment No. 2 to the initial Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's Litigation Settlement Offer to purchase units of limited partnership interest ("Units") of Consolidated Capital Institutional Properties (the "Partnership"); and (b) Amendment No. 24 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on December 19,1994, by Insignia Financial Group, Inc. ("Insignia"), as amended by (i) Amendment No. 1, filed with the Commission on October 4, 1996, by Insignia, Liquidity Assistance, L.L.C. ("Liquidity Assistance"), Market Ventures, L.L.C. ("Market Ventures") and Andrew L. Farkas,
(ii) Amendment No. 2, filed with the Commission on April 25, 1997, by Insignia, Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Andrew
L. Farkas, (iii) Amendment No. 3, filed with the Commission on August 1, 1997, by Insignia, IPLP, IPT and Andrew L. Farkas, (iv) Amendment No. 4, filed with the Commission on October 30, 1997, by Reedy River Properties, L.L.C. ("Reedy River"), Insignia, IPLP, IPT and Andrew L. Farkas, (v) Amendment No. 5, filed with the Commission on November 19, 1997, by Reedy River, IPLP, ITP, Insignia and Andrew L. Farkas, (vi) Amendment No. 6, filed wit the Commission on December 2, 1997, by Reedy River, IPLP, IPT, Insignia and Andrew L. Farkas, (vii) Amendment No. 7, filed with the Commission on December 8, 1997, by Reedy River, IPLP, IPT, Insignia and Andrew L. Farkas, (viii) Amendment No. 8, filed with the Commission on December 10, 1997, by Reedy River, IPLP, IPT, Insignia and Andrew
L. Farkas, (ix) Amendment No. 9, filed with the Commission on December 16, 1997, by Reedy River, IPLP, IPT, Insignia and Andrew L. Farkas, (x) Amendment No. 10, filed with the Commission on March 5, 1998, by Reedy River, IPLP, IPT, Insignia and Andrew L. Farkas, (xi) Amendment No. 11, filed with the Commission on July 30,1998, by Cooper River Properties, L.L.C.. ("Cooper River"), IPLP, IPT, Insignia and Andrew L. Farkas, (xii) Amendment No. 12, filed with the Commission on August 18,1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas,
(xiii) Amendment No. 13, filed with the Commission on August 27, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (xiv) Amendment No. 14, filed with the Commission on September 2, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (xv) Amendment No. 15, filed with the Commission by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (xvi) Amendment No. 16, filed with the Commission by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas,
(xvii) Amendment No. 17, filed with the Commission on October 26, 1998, by Reedy River, IPLP, IPT, AIMCO OP, AIMCO-GP, Inc. ("AIMCO -GP") and Apartment Investment and Management Company ("AIMCO"), (xviii) Amendment No.18, filed with the Commission on January 22, 1999, by Cooper River, Reedy River, IPLP, IPT, AIMCO OP, AIMCO-GP and AIMCO, (xix) Amendment No. 19, filed with the Commission on June 10, 1999, by Cooper River, Reedy River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xx) Amendment No. 20, filed with the Commission on July 8, 1999, by Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xxi) Amendment No. 21, filed in the Commission on July 30, 1999, by Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xxi) Amendment No. 22, filed with the Commission on November 22, 1999 by Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, and
(xxii) Amendment No. 23, dated December 16, 1999, by Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO. Reedy River, Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO are herein referred to as "Reporting Persons". The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

ITEM 6.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         At midnight, New York time, on Thursday, December 30, 1999, the offer expired pursuant to its terms. A total of 15,725.70 Units, representing approximately 7.82% of the outstanding Units, were validly tendered and not withdrawn pursuant to the offer. AIMCO OP has accepted for payment all of those Units at $443.08 per Unit.



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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2000

                                             COOPER RIVER PROPERTIES, L.L.C.

                                             By: /s/ Patrick J. Foye
                                                --------------------------------
                                                 Executive Vice President

                                             REEDY RIVER PROPERTIES, L.L.C.

                                             By: /s/ Patrick J. Foye
                                                --------------------------------
                                                 Executive Vice President

                                             AIMCO/IPT, INC.

                                             By: /s/ Patrick J. Foye
                                                --------------------------------
                                                 Executive Vice President

                                             INSIGNIA PROPERTIES, L.P.

                                             By: AIMCO/IPT, INC.
                                                 (General Partner)

                                             By: /s/ Patrick J. Foye
                                                --------------------------------
                                                 Executive Vice President

                                             AIMCO PROPERTIES, L.P.

                                             By: AIMCO-GP, INC.
                                                 (General Partner)

                                             By: /s/ Patrick J. Foye
                                                --------------------------------
                                                 Executive Vice President

                                             AIMCO-GP, INC.

                                             By: /s/ Patrick J. Foye
                                                --------------------------------
                                                 Executive Vice President

                                             APARTMENT INVESTMENT
                                             AND MANAGEMENT COMPANY

                                             By: /s/ Patrick J. Foye
                                                --------------------------------
                                                 Executive Vice President

                                  Page 6 of 6